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Exhibit 99.3

Luxottica Group S.p.A.
Headquarters and registered office    •    Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 28,900,294.98
authorized and issued

MANAGEMENT REPORT AS OF DECEMBER 31, 2014

1.     OPERATING PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2014

        The Group's growth continued throughout 2014. In a challenging economic environment the Group achieved positive results in all the geographies in which it operates. Net sales increased from Euro 7,312.6 in 2013 to Euro 7,652.3 million in 2014 (+4.6 percent at current exchange rates and +6.1 percent at constant exchange rates1). Net sales benefited from the effect of the 53rd week by approximately Euro 60 million, in the retail division in North America, Europe and Africa. Adjusted net sales2 increased from Euro 7,312.6 in 2013 to Euro 7,698.9 million in 2014 (+5.3 percent at current exchange rates and +6.7 percent at constant exchange rates1). Adjusted net sales2 were impacted, starting from July 1, 2014, by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of the new contract for the twelve month period ended December 31 2014 was Euro 46.6 million (the "2014 EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")2 in 2014 rose by 8.4 percent to Euro 1,541.6 million from Euro 1,422.3 in 2013. Additionally, adjusted EBITDA2 increased by 9.1 percent to Euro 1,561.6 million from Euro 1,431.3 million in 2013.

        Operating income for 2014 increased by 9.7 percent to Euro 1,157.6 million from Euro 1,055.7 million during the same period of the previous year. The Group's operating margin continued to grow rising from 14.4 percent in 2013 to 15.1 percent in 2014. Additionally, adjusted operating income4 in 2014 increased by 10.6 percent to 1,177.6 million from Euro 1,064.7 million in 2013. Adjusted operating margin5 in 2014 increased to 15.3 percent from 14.6 percent in 2013.

        In 2014 net income attributable to Luxottica Stockholders increased by 18.0 percent to Euro 642.6 million from Euro 544.7 million in the same period of 2013. Adjusted net income6 attributable to Luxottica stockholders increased by 11.4 percent to Euro 687.4 million in 2014 from Euro 617.3 million in 2013. Earnings per share ("EPS") was Euro 1.35 and EPS expressed in USD was 1.79 (at an average rate of Euro/USD of 1.32850). Adjusted earnings per share7 ("EPS") was Euro 1.44 and adjusted EPS expressed in USD was 1.92 (at an average rate of Euro/USD of 1.32850).

        A careful control of our working capital as well as a significant improvement in our operating results, resulted in strong free cash flow8 equal to Euro 802 million. Net debt as of December 31, 2014 was

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during and the 12 month periods ended December 31, 2014. Please refer to Attachment 1 for further details on exchange rates.

          2  For a further discussion of adjusted net sales, see page 26—"Non-IFRS Measures.".

          3  For a further discussion of EBITDA and adjusted EBITDA, see page 26—"Non-IFRS Measures."

          4  For a further discussion of adjusted operating income, see page 26—"Non-IFRS Measures."

          5  For a further discussion of adjusted operating margin, see page 26—"Non-IFRS Measures."

          6  For a further discussion of adjusted net income, see page 26—"Non-IFRS Measures."

          7  For a further discussion of adjusted earinings per share, see page 26—"Non-IFRS Measures."

        8  For a further discussion of free cash flow, see page 26—"Non-IFRS Measures."

Euro 1,012.9 million (Euro 1,461.4 million at the end of 2013), with a ratio of net debt to adjusted EBITDA9 of 0.6x (1.0x as of December 31, 2013).

2.     SIGNIFICANT EVENTS DURING THE 2014

January

        On January 20, 2014, Luxottica Group S.p.A. announced that Standard & Poor's raised its long-term credit rating to A– from BBB+. The outlook is currently stable. Standard & Poor's disclosed that Luxottica improved its credit metrics since its long-term rating outlook was increased to positive on March 27, 2013.

        On January 31, 2014, the Group closed the acquisition of glasses.com from WellPoint Inc. The transaction was previously announced on January 7, 2014.

March

        On March 24, 2014, the Group and Google Inc. announced they were joining forces to design, develop and distribute a new breed of eyewear for Glass products. Luxottica's two major proprietary brands, Ray-Ban and Oakley, will be a part of the collaboration for Glass. In particular, the two companies will establish a team of experts devoted to working on the design, development, tooling and engineering of Glass products that straddle the line between high-fashion, lifestyle and innovative technology.

April

        On April 15, 2014, Luxottica Group and Michael Kors Holdings Limited announced they signed a new and exclusive eyewear license agreement for the Michael Kors Collection and MICHAEL Michael Kors eyewear with a term of 10 years. The first collection produced with Luxottica will launch in January 2015. The brand's two luxury eyewear collections will be carried around the world in Michael Kors stores, department stores, select travel retail locations, independent optical locations and Luxottica's retail stores.

        At the Stockholders' Meeting on April 29, 2014, Group's stockholders approved the Statutory Financial Statements as of December 31, 2013 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 0.65 per ordinary share. The aggregate dividend amount of Euro 308.3 million was fully paid in May 2014.

September

        On September 1, 2014, following a period of debate with Chairman Leonardo Del Vecchio over the Group's future strategy and direction, Andrea Guerra left as Group CEO ("Former Group CEO").

        After the resignation of the Former Group CEO, Luxottica Group announced the introduction of a new management structure based on a co-CEO model; one focused on Markets and the other dedicated to Corporate Functions, in order to ensure a stronger management of the Group.

        Enrico Cavatorta, General Manager and CFO of the Group, on September 1, 2014 was appointed CEO of Corporate Functions and was also named as Interim CEO of Markets, pending the appointment of a permanent executive to this position. Mr. Cavatorta resigned this role in October 2014 but retained his position as the Manager charged with preparing the Group's financial reports until he departed Luxottica on October 31, 2014.

          9  For a further discussion of net debt and net debt to adjusted EBITDA, see page 26—"Non-IFRS Measures."

October

        On October 13, 2014 Enrico Cavatorta resigned as the Group's CEO, but maintained responsibility as the manager in charge of preparing the Company's financial reports until October 31, 2014.

        On October 29, 2014 the Board of Directors appointed Adil Mehboob-Khan as non executive member of the Board and Massimo Vian as Group's CEO, entrusting him on an interim basis with all executive responsibilities until Adil Mehboob-Khan joined Luxottica in January 2015.

FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales over Euro 7.6 billion in 2014, approximately 78,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of December 31, 2014 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.3285 in 2014 and from Euro 1.00 = U.S. $1.3277 in 2013. With the acquisition of OPSM, our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian Dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long term hedging activities to mitigate the translation risk.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2014 AND 2013

	Years ended December 31,

(Amounts in thousands of Euro)	2014(*)	% of net sales	2013	% of net sales

Net sales	7,652,317	100.0%	7,312,611	100.0%
Cost of sales	2,574,685	33.6%	2,524,006	34.5%

Gross profit	5,077,632	66.4%	4,788,605	65.5%

Selling	2,352,294	30.7%	2,241,841	30.7%
Royalties	149,952	2.0%	144,588	2.0%
Advertising	511,153	6.7%	479,878	6.6%
General and administrative	906,620	11.8%	866,624	11.9%
Total operating expenses	3,920,019	51.2%	3,732,931	51.0%

Income from operations	1,157,613	15.1%	1,055,673	14.4%

Other income/(expense)
Interest income	11,672	0.2%	10,072	0.1%
Interest expense	(109,659)	(1.4)%	(102,132)	(1.4)%
Other—net	455	0.0	(7,247)	(0.1)%

Income before provision for income taxes	1,060,080	13.9%	956,366	13.1%

Provision for income taxes	(414,066)	(5.4)%	(407,505)	(5.6)%

Net income	646,014	8.4%	548,861	7.5%

Attributable to
—Luxottica Group stockholders	642,596	8.4%	544,696	7.4%
—non-controlling interests	3,417	0.0%	4,165	0.1%

NET INCOME	646,014	8.4%	548,861	7.5%

(*)
Fiscal year 2014 for the Retail Division included 53 weeks, compared to 52 weeks in 2013.

        In order to better represent in this Management Report the Group's operating performance certain information included in the Consolidated Financial Statements as of December, 31 2014 were adjusted by the following items: (i) excluding non-recurring expenses relating to redundancy incentive payments of Euro 20 million (Euro 14.5 million impact on Group net income); (ii) starting in the third quarter of 2014, including the 2014 EyeMed Adjustment as defined above in adjusted net sales; and (iii) excluding expenses related to a tax audit of the 2008, 2009, 2010 and 2011 tax years in the amount of Euro 30.3 million

        In order to better represent in this Management Report the Group's operating performance certain information included in the Consolidated Financial Statements as of December, 31 2013 were adjusted by the following items: (i) excluding non-recurring costs relating to reorganization of Alain Mikli International acquired in January 2013 amounting to an approximately Euro 9 million adjustment to Group operating income (approximately Euro 5.9 million net of tax effect); (ii) excluding an expense related to a tax audit for the 2007 tax year in the amount of Euro 26.7; and (iii) excluding an accrual relating to open tax audits for tax years after 2007 in the amount of Euro 40 million.

        The Group's income from operations, EBITDA and net income attributable to Luxottica Group stockholders adjusted for the items set forth above are as follows:

Adjusted Measures[10]	2014	% of net sales	2013	% of net sales	% change

Adjusted net sales	7,698.9	100%	7,312.6	100%	5.3%
Asjusted cost of sales	2,621.3	34.0%	2,524.0	34.5%	3.9%
Adjusted income from operations	1,177.6	15.3%	1,064.7	14.6%	10.6%
Adjusted EBITDA	1,561.6	20.3%	1,431.3	19.6%	9.1%
Adjusted net Income attributable to Luxottica Group Stockholders	687.4	8.9%	617.3	8.4%	11.4%

        Net Sales.    Net sales increased by Euro 339.7 million, or 4.6%, to Euro 7,652.3 million in 2014 from Euro 7,312.6 million in 2013. Euro 202.5 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2014 as compared to 2013 and to increased sales of Euro 137.2 million in the retail distribution segment during 2014 as compared to 2013. Adjusted net sales in 2014, which include the 2014 Eyemed Adjustment, were Euro 7,698.9 million.

        Please find the reconciliation between adjusted net sales11 and net sales in the following table:

(Amounts in millions of Euro)	2014	2013

Net sales	7,652.3	7,312.6
> EyeMed cost of sales presented on a net basis starting from the third quarter of 2014	46.6	—

Adjusted net sales	7,698.9	7,312.6

        Net sales for the retail distribution segment increased by Euro 137.2 million, or 3.2%, to Euro 4,458.6 million in 2014 from Euro 4,321.3 million in 2013. The increase in net sales for the period was partially attributable to a 1.8% increase in comparable store12 sales for LensCrafters and a 7.4% increase in comparable store12 sales for Sunglass Hut. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the weakening of the U.S. dollar and the Australian dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 48.2 million.

        Adjusted net sales11 of the retail division in 2014, which include the 2014 Eyemed Adjustment for Euro 46.6 million, were Euro 4,505.2 million.

        Please find the reconciliation between adjusted net sales11 of the retail division and net sales of the retail division in the following table:

(Amounts in millions of Euro)	2014	2013

Net sales	4,458.6	4,321.3
> EyeMed cost of sales presented on a net basis starting from the third quarter of 2014	46.6	—

Adjusted net sales	4,505.2	4,321.3

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 202.5 million, or 6.8%, to Euro 3,193.8 million in 2014 from Euro 2,991.3 million in 2013. This

          10  For a further discussion of adjusted Measures, see page 26—"Non-IFRS Measures."

          11  For a further discussion of adjusted net sales, see page 26—"Non-IFRS Measures."

          12  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and of certain designer brands including Prada, Dolce & Gabbana and the Armani brands which were launched in 2014. The positive impact on net sales was partially offset by negative currency fluctuations, in particular the weakening of the U.S. dollar and the Brazilian Real compared to the Euro, which decreased net sales in the wholesale distribution segment by Euro 56.0 million.

        In 2014, net sales in the retail distribution segment accounted for approximately 58.3% of total net sales, as compared to approximately 59.1% of total net sales in 2013. This decrease in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 6.8% increase in net sales for the manufacturing and wholesale distribution segment for 2014, as compared to a 3.2% increase in net sales to third parties in the retail distribution segment in 2014.

        In 2014 and 2013, net sales in our retail distribution segment in the United States and Canada comprised 77.3% and 77.8%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 2.6% to U.S. $4,577.3 million in 2014 from U.S. $4,462.3 million in 2013, due to sales volume increases. During 2014, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 22.7% of our total net sales in the retail distribution segment and increased by 5.5% to Euro 1,013.1 million in 2014 from Euro 960.5 million, or 22.2% of our total net sales in the retail distribution segment, in 2013, mainly due to an increase in consumer demand.

        In 2014, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,295.3 million, comprising 40.6% of our total net sales in this segment, compared to Euro 1,272.8 million, or 42.5% of total net sales in this segment in 2013, increasing by Euro 22.5 million or 1.8% in 2014 as compared to 2013. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,117.7 million and comprised 26.3% of our total net sales in this segment in 2014, compared to U.S. $1,013.1 million, or 25.5% of total net sales in this segment, in 2013. The increase in net sales in the United States and Canada in 2014 compared to 2013 was primarily due to a general increase in consumer demand. In 2014, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,057.2 million, comprising 33.1% of our total net sales in this segment, compared to Euro 955.5 million, or 31.9% of our net sales in this segment, in 2013. The increase of Euro 101.7 million, or 10.6%, in 2014 as compared to 2013 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 51.0 million, or 2.0%, to Euro 2,574.7 million in 2014 from Euro 2,524.0 million in 2013, in line with the increase in net sales. As a percentage of net sales, cost of sales was 33.6% and 34.5% in 2013 and 2012, respectively, primarily due to an increase in demand. In 2013, the average number of frames produced daily in our facilities increased to approximately 297,000 as compared to approximately 302,000 in 2013. Adjusted cost of sales13 of the retail distribution segment in 2014, which include the 2014 EyeMed adjustment equal to Euro 46.6 million, were Euro 2,621.3 million.

        Please find the reconciliation between adjusted cost of sales13 and cost of sales in the following table:

(Amounts in millions of Euro)	2014	2013

Cost of sales	2,574.7	2,524.0
> 2014 Eyemed adjustment	46.6	—

Adjusted cost of sales	2,621.3	2,524.0

        Gross Profit.    Our gross profit increased by Euro 289.0 million, or 6.0%, to Euro 5,077.6 million in 2014 from Euro 4,788.6 million in 2013. As a percentage of net sales, gross profit increased to 66.4% in 2014 from 65.5% in 2013 due to the factors noted above.

          13  For a further discussion of adjusted cost of sales, see page 26—"Non-IFRS Measures."

        Operating Expenses.    Total operating expenses increased by Euro 187.1 million, or 5.0%, to Euro 3,920.0 million in 2014 from Euro 3,732.9 million in 2013. As a percentage of net sales, operating expenses were 51.2% in 2014 compared to 51.0% in 2013.

        Total adjusted operating expenses14 increased by Euro 176.1 million, or 4.7%, to Euro 3,900.0 million in 2014 from Euro 3,723.9 million in 2013, excluding non-recurring expense of Euro 20.0 million related to the termination of the former Group CEOs in 2014 and non-recurring expenses of Euro 9 million related to the reorganization of Alain Mikli business in 2013. As a percentage of net sales, adjusted operating expenses14 decreased to 50.7% in 2014 from 50.9% in 2013.

        Please find the reconciliation between adjusted operating expenses14 and operating expenses in the following table:

(Amounts in millions of Euro)	2014	2013

Operating expenses	3,920.0	3,732.9
> Adjustment for the termination of the former Group CEOs	(20.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted operating expenses	3,900.0	3,723.9

        Selling and advertising expenses (including royalty expenses) increased by Euro 147.1 million, or 5.1%, to Euro 3,013.4 million in 2014 from Euro 2,866.3 million in 2013. The increase was primarily due to an increase in selling and advertising. Selling expenses increased by Euro 110.4 million, or 4.9%. As a percentage of net sales selling expenses were 30.7% in 2014 and 2013. Advertising expenses increased by Euro 31.3 million, or 6.5%. As a percentage of net sales advertising expenses were 6.7% and 6.6% in 2014 and 2013, respectively. Royalties increased by Euro 5.4 million, or 3.7%. As a percentage of net sales royalty expenses were 2.0% in 2014 and 2013.

        General and administrative expenses, including intangible asset amortization, increased by Euro 40.0 million, or 4.6%, to Euro 906.6 million in 2014, as compared to Euro 866.6 million in 2013. As a percentage of net sales, general and administrative expenses were 11.8% in 2014 compared to 11.9% in 2013. The increase in 2014 as compared to 2013 is mainly due to the non-recurring expenses incurred upon the termination of the previous CEOs for approximately Euro 20 million.

        Adjusted general and administrative expenses15 increased by Euro 29.0 million, or 3.4%, to Euro 886.6 million in 2014 as compared to Euro 857.6 million in 2013. This amount includes intangible asset amortization and excludes, in 2014, the non-recurring expenses of Euro 20.0 million related to the termination of employment of the former Group CEOs and, in 2013, non-recurring expenses of approximaly Euro 9.0 million related to the reorganization of the Alain Mikli business. As a percentage of net sales, adjusted general and administrative expenses15 decreased to 11.5% in 2014, compared to 11.7% in 2013.

        Please find the reconciliation between adjusted operating expenses and operating expenses15 in the following table:

(Amounts in millions of Euro)	2014	2013

General and administrative expenses	906.6	866.6
> Adjustment for the termination of the former Group CEOs	(20.0)	—
> Adjustment for Alain Mikli reorganization	—	(9.0)

Adjusted general and administrative expenses	886.6	857.6

          14  For a further discussion of adjusted operating expenses, see page 26—"Non-IFRS Measures."

          15  For a further discussion of adjusted general and administrative expenses, see page 26—"Non-IFRS Measures."

        Income from Operations.    For the reasons described above, income from operations increased by Euro 101.9 million, or 9.7%, to Euro 1,157.6 million in 2014 from Euro 1,055.7 million in 2013. As a percentage of net sales, income from operations increased to 15.1% in 2014 from 14.4% in 2013. Adjusted income from operations16 increased by Euro 112.9 million, or 10.6%, to Euro 1,177.6 million in 2014 from Euro 1,064.7 million in 2013. As a percentage of net sales, adjusted income from operations16 increased to 15.3% in 2014 from 14.6% in 2013.

        Please find the reconciliation between adjusted income from operations16 and income from operations in the following table:

(Amounts in millions of Euro)	2014	2013

Income from operations	1,157.6	1,055.7
> Adjustment for the termination of the former Group CEOs	20.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted income from operations	1,177.6	1,064.7

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (97.5) million in 2014 as compared to Euro (99.3) million in 2013. Net interest expense was Euro 98.0 million in 2014 as compared to Euro 92.1 million in 2013. The increase was mainly due to an increase in outstanding debt as a result of the issuance of the Euro 500 million of bonds in the first half of 2014.

        Net Income.    Income before taxes increased by Euro 103.7 million, or 10.8%, to Euro 1,060.1 million in 2014 from Euro 956.4 million in 2013 for the reasons described above. As a percentage of net sales, income before taxes increased to 13.9% in 2014, from 13.1% in 2013. Adjusted income before taxes17 increased by Euro 114.7 million, or 11.9%, to Euro 1,080.1 million in 2014 from Euro 965.4 million in 2013, for the reasons described above. As a percentage of net sales, adjusted income before taxes17 increased to 14.0% in 2014 from 13.2% in 2013.

        Please find the reconciliation between adjusted net income before taxes17 and net income before taxes in the following table:

(Amounts in millions of Euro)	2014	2013

Net income before taxes	1,060.1	956.4
> Adjustment for the termination of the former Group CEOs	20.0	—
> Adjustment for Alain Mikli reorganization	—	9.0

Adjusted net income before taxes	1,080.1	965.4

        Our effective tax rate was 39.1% and 42.6% in 2014 and 2013, respectively. Included in 2014 was Euro 30.3 million for certain income taxes accrued in the period as a result of ongoing tax audits as compared with Euro 66.7 million accrued in 2013. Adjusted tax rate in 2014 and 2013 was 36.0% and 35.6%, respectively.

        Net income attributable to non-controlling interests was equal to Euro 3.4 million and Euro 4.2 million, in 2014 and 2013, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 97.9 million, or 18.0%, to Euro 642.6 million in 2014 from Euro 544.7 million in 2013. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.4% in 2014 from 7.4% in 2013. Adjusted net

          16  For a further discussion of adjusted income from operations, see page 26—"Non-IFRS Measures."

          17  For a further discussion of adjusted net income before taxes, see page 26—"Non-IFRS Measures."

income attributable to Luxottica Group stockholders18 increased by Euro 70.1 million, or 11.4%, to Euro 687.4 million in 2014 from Euro 617.3 million in 2013. Adjusted net income attributable to Luxottica Group stockholders18 as a percentage of net sales increased to 8.9% in 2014, from 8.4% in 2013.

        Please find the reconciliation between adjusted net income attributable to Luxottica Group stockholders and net income attributable to Luxottica Group stockholders in the following table:

(Amounts in millions of Euro)	2014	2013

Net income attributable to Luxottica Group stockholders	642.6	544.7
> Adjustment for Alain Mikli reorganization	—	5.9
> Adjustment for the cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	—	26.7
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years subsequent to 2007)	30.3	40.0
> Adjustment for the termination of the former Group CEOs	14.5	—
Adjusted net income attributable to Luxottica Group stockholders	687.4	617.3

        Basic earnings per share were Euro 1.35 in 2014 and Euro 1.15 in 2013. Diluted earnings per share were Euro 1.34 in 2014 and Euro 1.14 in 2013. Adjusted basic earnings per share19 were Euro 1.44 and 1.31 in 2014 and 2013. Adjusted diluted earnings per share19 were Euro 1.44 and 1.30 in 2014 and 2013.

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		As of December 31, 2014	As of December 31, 2013

A)	Cash and cash equivalents at the beginning of the period	617,995	790,093
B)	Net cash provided by operating activities	1,170,116	921,847
C)	Cash provided/(used) used in investing activities	(459,254)	(479,801)
D)	Cash provided/(used) in financing activities	72,267	(568,787)
E)	Effect of exchange rate changes on cash and cash equivalents	52,464	(45,355)
F)	Net change in cash and cash equivalents	835,593	(172,098)

G)	Cash and cash equivalents at the end of the period	1,453,587	617,995

        Operating Activities.    The Company's net cash provided by operating activities in 2014 and 2013 was Euro 1,170.1 million and Euro 921.8 million, respectively.

        Depreciation and amortization were Euro 384.0 million in 2014 as compared to Euro 366.6 million in 2013. The increase in depreciation and amortization in 2014 as compared to 2013 is mainly due to the increase in tangible and intangible asset purchases and to the acquisition of glasses.com for Euro 1.2 million.

          18  For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 26—"Non-IFRS Measures."

          19  For a further discussion of adjusted basic earning per share and adjusted diluted earning per share, see page 26—"Non-IFRS Measures."

        The change in accounts receivable was Euro (41.3) million in 2014 as compared to Euro (16.8) million in 2013. The changes in 2014 as compared to 2013 were primarily due to the higher volume of sales partially offset by an improvement in collections. The inventory change was Euro 7.3 million in 2014 as compared to Euro 11.8 million in 2013. The change in other assets and liabilities was Euro 21.2 million in 2014 as compared to Euro (30.4) million in 2013. The change in 2014 as compared to 2013 was primarily driven by the increase in the liability to employees in the retail division in North America due to the timing in payment of salaries to store personnel and a decrease in bonus accruals. The change in accounts payable was Euro 24.6 million in 2014 as compared to Euro 12.5 million in 2013. The changes in 2014 as compared to 2013 were primarily due to the continuous improvement payment terms and conditions which started in 2012. Income tax payments in 2014 were Euro 349.2 million as compared to Euro 427.9 million in 2013. The increase in income tax payments in 2013 as compared to 2014 was related to the timing of our tax payments related to certain Italian and U.S. subsidiaries and the payment of Euro 38.0 million in the last quarter of 2013 related to the tax audit of Luxottica S.r.l. Interest paid was Euro 93.1 million in 2014 as compared to Euro 94.5 million in 2013.

        Investing Activities.    The Company's net cash used in investing activities was Euro 459.3 million and Euro 479.8 million in 2014 and 2013, respectively. The primary investment activities in 2014 were related to (i) the acquisition of tangible assets for Euro 280.8 million, (ii) the acquisition of intangible assets for Euro 138.5 million, primarily related to IT infrastructure, and (iii) the acquisition of glasses.com for Euro 30.1 million and other minor acquisitions in the retail segment for Euro 11.0 million. The primary investment activities in 2013 were related to (i) the acquisition of tangible assets for Euro 274.1 million, (ii) the acquisition of intangible assets for Euro 101.1 million, primarily related to IT infrastructure, (iii) the acquisition of Alain Mikli for Euro 71.9 million and (iv) the acquisition of 36.33% of the share capital of Salmoiraghi & Viganò for Euro 45.0 million.

        Financing Activities.    The Company's net cash provided by/(used in) financing activities was Euro 72.3 million and Euro (568.8) million in 2014 and in 2013, respectively. Cash provided by financing activities in 2014 consisted primarily of (i) Euro 500 million related to the issuance of new bonds, (ii) Euro (318.5) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company and (iv) Euro 70.0 million related to the exercise of stock options and (v) Euro 135.7 million related to the increase of bank overdrafts. Cash used in financing activities in 2013 mainly related to repayment of maturing outstanding debt of Euro (327.1) million and aggregate dividend payments to stockholders of Euro (273.7) million, which were partially offset by cash proceeds from the exercise of stock options totaling Euro 75.3 million.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	December 31, 2014	December 31, 2013

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,453,587	617,995
Accounts receivable—net	754,306	680,296
Inventories—net	728,404	698,950
Other assets	231,397	238,761

Total current assets	3,167,695	2,236,002
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,317,617	1,183,236
Goodwill	3,351,263	3,045,216
Intangible assets—net	1,384,501	1,261,137
Investments	61,176	58,108
Other assets	123,848	126,583
Deferred tax assets	188,199	172,623

Total non-current assets	6,426,603	5,846,903

TOTAL ASSETS	9,594,297	8,082,905

	December 31, 2014	December 31, 2013

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term borrowings	151,303	44,921
Current portion of long-term debt	626,788	318,100
Accounts payable	744,272	681,151
Income taxes payable	42,603	9,477
Short term provisions for risks and other charges	187,719	123,688
Other liabilities	636,055	523,050

Total current liabilities	2,388,740	1,700,386
NON-CURRENT LIABILITIES:
Long-term debt	1,688,415	1,716,410
Employee benefits	138,475	76,399
Deferred tax liabilities	266,896	268,078
Long term provisions for risks and other charges	99,223	97,544
Other liabilities	83,770	74,151

Total non-current liabilities	2,276,778	2,232,583
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	4,921,479	4,142,828
Non-controlling interests	7,300	7,107

Total stockholders' equity	4,928,779	4,149,936

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,594,297	8,082,905

        As of December 31, 2014, total assets increased by Euro 1,511.4 million to Euro 9,594.3 million, compared to Euro 8,082.9 million as of December 31, 2013.

        In 2014, non-current assets increased by Euro 579.7 million, due to increases in property, plant and equipment of Euro 134.4 million, increases in intangible assets (including goodwill) of Euro 429.4 million, an increase in deferred tax assets of Euro 15.6 million and increases in investments of Euro 3.1 million, partially offset by decreases in other assets of Euro 2.7 million.

        The increase in property, plant and equipment was due to additions that occurred in 2014 of Euro 280.8 million, to the positive currency fluctuation effects of Euro 95.6 million, acquisitions of Euro 5.7 million, and which were partially offset by depreciation and disposals for the period of Euro 224.5 million and Euro 15.5 million, respectively.

        The increase in intangible assets was due to additions for the period of Euro 138.5 million, to the positive effects of foreign currency fluctuations of Euro 410.0 million, acquisitions that occurred in the period for Euro 35.6 million and which were partially offset by amortization of the period for Euro 159.4 million.

        As of December 31, 2014 as compared to December 31, 2013:

  •
  Accounts receivable increased by Euro 74.0 million, primarily due to collections in the period partially offset by the increase in net sales;

  •
  Inventory increased by Euro 29.5 million mainly due to the effects of foreign currency fluctuations;

  •
  Current taxes payable increased by Euro 33.1 million due to the improvement of the Group's financial results;

  •
  Short-term provision for risks and other charges increased by Euro 64.0 million primarily due to the tax audit accrual related to Luxottica S.r.l. for the years from 2008 to 2011 in the amount of Euro 30.3 million;

  •
  Employee benefits increased by Euro 62.1 million which was primarily due to a decrease in the discount rate used to determine employee benefit liabilities;

  •
  Other current liabilities increased by Euro 113.0 million primiraly due to (i) the increase of the liability related to employees in the retail division in North America as a result of the timing of salary payments to store personnel, and (ii) the effects of foreign currency fluctuations.

        Our net financial position as of December 31, 2014 and December 31, 2013 was as follows:

(Amounts in thousands of Euro)	December 31 2014	December 31, 2013

Cash and cash equivalents	1,453,587	617,995
Bank overdrafts	(151,303)	(44,920)
Current portion of long-term debt	(626,788)	(318,100)
Long-term debt	(1,688,415)	(1,716,410)

Total net debt	(1,012,918)	(1,461,435)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of December 31, 2014, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 225.3 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 90 basis points. At December 31, 2014, Euro 5.4 million was utilized under these credit lines.

        As of December 31, 2014, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 107.1 million (USD 130.0 million converted at applicable exchange rate for the period ended December 31, 2014). The interest is at a floating rate of approximately LIBOR plus 50 basis points. At December 31, 2014, Euro 5.3 million was utilized under these credit lines. At December 31, 2014 there was Euro 40.7 million in aggregate face amount of stand by letters of credit outstanding related to guaratees on these lines of credit.

3.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 418.9 million in 2014 and Euro 369.7 million in 2013, analyzed as follows (in millions of Euro):

Operating segment	2014	2013

Manufacturing and wholesale distribution	175.6	157.2
Retail distribution	243.4	212.5

Group total	418.9	369.7

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 95.2 million in 2014 and Euro 68.8 million in 2013), in China (Euro 35.1 million in 2014 and Euro 39.6 million in 2013) and in North America (Euro 31.4 million in 2014 and Euro 37.1 million in 2013). The overall increase in capital expenditures in 2014 as compared to 2013 is related to the routine technology upgrades and expansion of the manufacturing structure and to the continued roll-out of an IT platform.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 178.6 million in 2014 and Euro 157.5 million in 2013) and Australia and China (Euro 32.6 million in 2014 and Euro 33.2 million in 2013) and related, for both 2014 and 2013, to the opening of new stores, the remodeling of older stores, and to projects for upgrading the management information system.

        Intangible assets of Euro 4,735.8 million primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income was Euro 384.0 million in 2014 as compared to Euro 366.6 million in 2013.

4.     HUMAN RESOURCES

  Group workforce

        As of December 31, 2014, Luxottica Group had 77,734 employees with 61.2% dedicated to the retail business, 13.3% dedicated to the wholesale business and 24.9% dedicated to production and distribution activities. Central Corporate services based in Milan represent 0.6% of the total Group workforce.

        In terms of geographical distribution, 55.3% of the total Luxottica workforce operates in North America, 15.0% in Europe, 22.7% in Asia-Pacific, 6.3% in Latin America and 0.7% in the Middle East and South Africa.

Business Area	Employees 2014	2014

Retail	47,551	61.2%
Wholesale	10,307	13.3%
Operations	19,411	24.9%
Corporate	465	0.6%

Total Group	77,734	100.0%

Geographic Area	Employees 2014	2014

Europe	11,670	15.0%
North America	42,975	55.3%
Asia Pacific	17,622	22.7%
Latin America	4,907	6.3%
Middle East & South Africa	560	0.7%

Total Group	77,734	100.0%

        The success of Luxottica and its Human Resource Management strategy in 2014 were based on the following elements: attention to people, development of abilities and skills, realization of career potential and creation of a work environment that offers everyone the same opportunities based on the shared criteria of merit and an absence of discrimination. The strategic pillars set forth above are detailed in the initiatives and activities described below.

  Development and Organizational Wellness Initiatives

  Planning and Professional Development

        2014 was a year marked by further development and consolidation, as well as widespread dissemination, of the strategies and initiatives related to Professional Requirements Planning and Technical and Managerial Career Development, already successfully adopted by the Group in 2013 with the primary objective of meeting growing leadership requirements.

        In support of a structured and shared process of Talent Management and Leadership Planning which allows the continuous identification and promotion of those who demonstrate the potential to take on increasing responsibilities within the organization, the Group established a Leadership Development Program called the Pipeline Program dedicated to the most talented leaders in the organization in all of the Group's locations. This program, with global reach and total duration of one year, involves participants in four different training events which, leveraging different learning methods, develop leadership, innovation and global branding and allow participants from around the world to meet in different international locations, from London to Palo Alto and from Singapore to Milan.

  Continuous Feedback and Dialogue of Value

        From the excellent results obtained by the organization in the second edition of the internal satisfaction survey in 2013 and leveraging the identified areas of opportunity, it was decided to work on the development and promotion of a "Feedback culture" with a view to continually strengthening and growing the relationship between managers and their staff. Thanks to the commitment of top management and effective synergy with the HR functions in each geography and business unit, the ability to establish a regular "Dialogue of Value" with staff has become part of the performance objectives of our managers.

        The tool that Luxottica has chosen to measure the dissemination of the "Feedback culture" within the Company is the Pulse Survey, an on-line questionnaire sent to all employees on a quarterly basis. Through this questionnaire, each respondent can express his/her involvement in a dialogue of value with his/her line manager in the previous 90 days. It should be noted that the use of this tool, both in terms of participation and number of positive responses, has recorded a steady percentage increase, starting from when it was first launched in April 2014. During the last Pulse Survey, which took place during the last quarter of the year, as many as 82% of respondents said they had had a dialogue of value with their managers in the previous three months.

        Achievement of this result, derived from an important change management process, was made possible by the numerous training activities implemented at all levels within the organization, in all geographies and in all business units, with the objective of involving each employee in the proactive construction of fundamental skills in order to provide and receive feedback and strengthen the "Dialogue of Value" culture.

        Among the different activities undertaken (ad hoc workshops, video tutorials, conversation cards to be used during manager-employee meetings, etc.), the Coaching Academy should be highlighted. This initiative consists of an international training program addressed to senior managers, in order to continue to grow in their role, becoming ambassadors of the Dialogue of Value, focusing on their own leadership style and providing advanced managerial skills.

        In addition to numerous programs developed locally, since May 2013, Luxottica has implemented the Connect on-line platform. This platform is an additional global and innovative tool which has been implemented with the aim of generating a common feedback language across the organization. This platform, created in order to provide a quick and easy self-learning tool, has reached more than 2,700 individuals across the Group, and utilization has increased by approximately 50% since the mobile version of the website was launched in October.

        This marked attention to the Feedback culture will be maintained in 2015, consolidating existing tools and introducing new ones, with the clear objective of learning to communicate in an open, honest and respectful manner, making Feedback and the Dialogue of Value part of Luxottica's DNA.

5.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in the corporate governance report which is an integral part of the annual financial report.

6.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of December 31, 2014.

7.     RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship. All these factors could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If our business suffers due to changing local conditions, our profitability and future growth may be affected.

        We currently operate worldwide and have begun to expand our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  local antitrust and other market abuse provisions;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

  Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop and defend our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop and defend our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and (viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

If we are unable to achieve and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bulgari, Tiffany & Co., Versace, Burberry, Polo Ralph Lauren, Donna Karan, DKNY, Paul Smith, Brooks Brothers, Tory Burch, Coach, Armani, Michael Kors and Starck Eyes. These license agreements typically have terms of between three and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2014 and 2013, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes in particular, our manufacturing activities and services provided by third parties within our supply chain that are subject to numerous workplace health and safety, environmental laws, labor laws and other similar regulations and restrictions to source materials (including from "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In certain circumstances, even if no fine or penalty is imposed, we may suffer reputational harm if we fail to comply with these applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley, Eye Safety Systems and EyeMed subsidiaries are U.S. government contractors, or subcontractors, and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations may impose various additional costs and risks on our business. For example, Oakley and Eye Safety Systems, in particular, are subject to requirements to obtain applicable governmental approvals, clearances and certain export licenses. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations. See Item 4—"Information on the Company—Regulatory Matters" and Item 8—"Financial Information—Legal Proceedings."

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, brand names, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to coexist in the market with competitors utilizing the same or similar intellectual property, (ii) require us to grant licenses to, or obtain licenses from, third parties, (iii) prevent us from manufacturing or selling our products, (iv) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (v) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with host stores of our retail Licensed Brands division, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail Licensed Brands division, including Sears Optical and Target Optical. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical or Target Optical were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient and resilient distribution and production network or a significant disruption thereto should occur, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

        We are currently a party to certain legal proceedings as described in Item 8—"Financial Information—Legal Proceedings." In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the Italian tax authority, the U.S. Internal Revenue Service, as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for tax risks. Currently, some of our companies are under examination by various tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption or security failure of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories that are obsolete or exceed anticipated demand and other assets whose net realizable value is below their carrying amount, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.42% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of December 31, 2014, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 295,904,025 Ordinary Shares, or 61.42% of the issued share capital. See Item 7—"Major Shareholders and Related Party Transactions." As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit himself to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If we are not successful in transitioning our leadership structure as currently intended, our future growth and profitability may suffer.

        In October 2014, we announced the introduction of a new management structure based on a co-CEO model pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. If the new model proves ineffective, there might be deleys in the implementation of the strategic plans of the Group and a potential reduction or slowdown of our future growth and profitability.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

  Financial Risks

If the U.S. dollar and Australian dollar weaken relative to the Euro and the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy. We also maintain manufacturing facilities in China, Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and Australian dollar. Therefore, a strengthening of the Chinese Yuan could negatively impact our consolidated results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in higher risks that we are unable to collect payments from our customers and, potentially,increased costs due to reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

8.     2014 OUTLOOK

        We operate in an industry with significant opportunities for growth. Over the past few years, by capitalizing on available opportunities and maintaining our strong competitive position, we have laid the foundation for long-term sustainable growth. In 2015, we expect solid revenue growth at constant exchange rates and our profitability to grow twice as much as sales, which is consistent with results achieved over the past five years. The Group expects to benefit from continued development across its various businesses in new and established markets, with notable contributions from Ray-Ban, Oakley and Sunglass Hut.

        Looking forward, we will continue to drive innovation and develop new competencies. Long-term drivers include Luxottica's strong brand portfolio and service levels, global expansion of new sales channels and the Group's presence in emerging markets.

9.     SUBSEQUENT EVENTS

        For a description of significant events after December 31, 2014 please refer to Note 37 of the footnotes of the consolidated financial statements as of December 31, 2014.

10.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKET

        Articles 36-39 of the regulated markets applies to 45 entities based on the financial statements as of December 31, 2014:

        In Particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements;

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

11.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  •
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  •
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2014.

  •
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  •
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  •
  The Company has made a national group tax election (sections 117-129 of the Italian Tax Code). Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

  •
  On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY

In thousands of Euro	Net income Dec 31, 2014	Stockholders' equity Dec 31, 2014

PARENT COMPANY FINANCIAL STATEMENTS	548,026	2,876,189

Elimination of intragroup dividends	(108,075)	—
Trademarks and other intangible assets (net of tax effect)	(40,868)	(1,048,991)
Elimination of internal profits on inventories (net of tax effect)	(16,931)	(202,477)
Difference between value of investments in consolidated companies and related share of stockholders' equity	—	3,304,056
Net income of consolidated companies	263,862	—
Minority interests	(3,417)	(7,300)

CONSOLIDATED FINANCIAL STATEMENTS	642,596	4,921,479

NON-IFRS MEASURES

Adjusted measures

        In this Management Report we discuss certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In 2014, we made adjustments to the following measures: net sales, cost of sales, operating income and operating margin, EBITDA, EBITDA margin. We have also made adjustments to net income, earnings per share, operating expenses, selling expenses and general, administrative expenses and income taxes. We adjusted the above items by (i) excluding non-recurring costs related to the termination of employment of Andrea Guerra and Enrico Cavatorta as Group's CEOs for Euro 20 million, Euro 14.5 million net of tax effect, (ii) excluding non-recurring costs related to the tax audit of Luxottica S.r.l. (fiscal years from 2008 to 2011), amounting to Euro 30.3 million and (iii) starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense with an impact from the new contract for the twelve month period ended December 31, 2014 equal to Euro 46.6 million (the "EyeMed Adjustment").

        In 2013, we made adjustments to the following measures: operating income and operating margin, EBITDA, EBITDA margin. We have also adjusted net income, earnings per share, operating expenses, selling expenses and general and administrative expenses. We adjusted the above items by excluding non-recurring costs related to (i) the reorganization of the acquired Alain Mikli business for Euro 9.0 million (Euro 5.9 million net of the tax effect), (ii) the tax audit of Luxottica S.r.l. (fiscal year 2007) for Euro 26.7 million, and (iii) the tax audit of Luxottica S.r.l. (fiscal years from 2008 to 2011) for Euro 40.0 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards(IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non—IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

Luxottica Group

	FY 2014
Millions of Euro	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	7,652.3	(2,574.7)	1,541.6	1,157.6	642.6	1.35
> EyeMed Adjustment	46.6	(46.6)	—	—	—	—
> Adjustment for Andrea Guerra and Enrico Cavatorta termination	—	—	20.0	20.0	14.5	0.03
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011)	—	—	—	—	30.3	0.06
Adjusted	7,698.9	(2,621.3)	1,561.6	1,177.6	687.4	1.44

Luxottica Group

	FY 2013
Millions of Euro	Net sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	7,312.6	1,422.3	1,055.7	544.7	1.15
> Adjustment for Mikli restructuring	—	9.0	9.0	5.9	0.16
> Adjustment for cost of the tax audit relating to Luxottica S.r.l. (fiscal year 2007)	—	—	—	26.7	0.06
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011)	—	—	—	40.0	0.08
Adjusted	7,312.6	1,431.3	1,064.7	617.3	1.31

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	FY 2014	FY 2013

Net income/(loss)	642.6	544.7
(+)
Net income attributable to non-controlling interest	3.4	4.2
(+)
Provision for income taxes	414.1	407.5
(+)
Other (income)/expense	97.5	99.3
(+)
Depreciation and amortization	384.0	366.6
(+)

EBITDA	1,541.6	1,422.3
(=)
Net sales	7,652.3	7,312.6
(/)
EBITDA margin	20.1%	19.5%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	FY 2014(3)(4)(5)	FY 2013(1)(2)

Adjusted net income/(loss)	687.4	617.3
(+)
Net income attributable to non-controlling interest	3.4	4.2
(+)
Adjusted provision for income taxes	389.2	343.9
(+)
Other (income)/expense	97.5	99.3
(+)
Depreciation and amortization	384.0	366.6
(+)

Adjusted EBITDA	1,561.6	1,431.3
(=)
Net sales	7,698.9	7,312.6
(/)
Adjusted EBITDA margin	20.3%	19.6%
(=)

The adjusted figures :
(1)
exclude the (i) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal year 2007) of approximately Euro 27 million, and (ii) non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 40.0 million;
(2)	exclude non-recurring Mikli restructuring costs of approximately Euro 9 million, approximately Euro 6 million net of tax;
(3)	exclude non-recurring accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 30.3 million;
(4)	exclude non-recurring costs of Euro 20.0 million, Euro 14.5 million net of tax, related to the termination of employment of Andrea Guerra and Enrico Cavatorta as Group's CEOs; and
(5)
include the EyeMed Adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract for the twelve month period ended December 31, 2014 was Euro 46.6 million.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	FY 2014

EBITDA(1)	1,562
Δ working capital	107
Capex	(419)

Operating cash flow	1,250
Financial charges(2)	(98)
Taxes	(349)
Other—net	(1)

Free cash flow	802

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long-term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. Apart from the limitations stated above on EBITDA, the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	FY 2014		FY 2013

Long-term debt	1,688.4		1,716.4
(+)
Current portion of long-term debt	626.8		318.1
(+)
Bank overdrafts	151.3		44.9
(+)
Cash	(1,453.6)		(618.0)
(–)
Net debt	1,012.9		1,461.4
(=)
LTM EBITDA	1,541.6		1,422.3
Net debt/EBITDA	0.7	x	1.0	x
Net debt @ avg. exchange rates(1)	984.3		1,476.0
Net debt @ avg. exchange rates(1)/EBITDA	0.6	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	FY 2014(3)		FY 2013(2)

Long-term debt	1,688.4		1,716.4
(+)
Current portion of long-term debt	626.8		318.1
(+)
Bank overdrafts	151.3		44.9
(+)
Cash	(1,453.6)		(618.0)
(–)
Net debt	1,012.9		1,461.4
(=)
LTM Adjusted EBITDA	1,561.6		1,431.3
Net debt/LTM Adjusted EBITDA	0.6	x	1.0	x
Net debt @ avg. exchange rates(1)	984.3		1,476.0
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.6	x	1.0	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude non-recurring Mikli restructuring costs of approximately Euro 9 million, approximately Euro 6 million net of tax;

(3)
Adjusted figures exclude the non-recurring costs of approximately 20.0 million, Euro 14.5 million net of tax, related to the termination of employment of Andrea Guerra and Enrico Cavatorta as Group's CEOs.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Milan, March 2, 2015
On behalf of the Board of Directors
Adil Mehboob-Khan	Massimo Vian
CEO Markets	CEO Product and Operations

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  Exhibit 99.3